UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Vancouver, British Columbia- DIGATRADE FINANCIAL CORP. (OTCQB: DIGAF) an OTC digital trade desk for institutions and financial technology services company today announced the addition of Timothy G. Delaney as a Director. Mr. Delaney will advise management with new business development and provide due diligence on prospective new opportunities within the Financial Technology “Fintech” sector.

Additional information will be provided as it materializes.

ABOUT DIGATRADE:

DIGATRADE is a global digital asset exchange for institutions and financial technology services company located in Vancouver, British Columbia, Canada. The Company is owned and operated 100% by Digatrade Financial Corp which is publically listed on the OTC.QB under the trading symbol DIGAF. DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC". Digatrade operates as a registered Money Service Business “MSB” in Canada with FINTAC under Registration Number: M15954395

Additional information will be provided as it materializes.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6
Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0071
info@digatrade.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp

Date: November 20, 2018	By:	/s/ Brad J Moynes
Name Brad J Moynes
Title CEO